UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

SRQ Pickleball Partners LLC

Legal status of Issuer:

     Form:

LLC

     Jurisdiction of Incorporation/Organization:

     FL

     Date of Organization:

     November 25, 2019

Physical Address of Issuer:

8499 S Tamiami Trail, Sarasota, FL 34238
Website of Issuer:

     www.thepickleballclub.us

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

July 30, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$324,132	$347,727
Cash & Cash Equivalents	$74,959	$322,277
Accounts Receivable	0	0
Short-term Debt	0	$32,962
Long-term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	$(44,044)	$(5,235)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 8, 2021

SRQ Pickleball Partners LLC



Up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

SRQ Pickleball Partners LLC ("**SRQ**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by July 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$150	$6.00	$144.00
Target Offering Amount	$50,000	$2,000	$48,000
Maximum Offering Amount	$5,000,000	$200,000	$4,800,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the four percent (4%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (1%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE TO RESIDENTS OF FLORIDA

WHEN SALES OF SECURITIES ARE MADE TO FIVE OR MORE PERSONS IN FLORIDA, ANY SALE OF SECURITIES IN FLORIDA MADE PURSUANT TO THE FLORIDA LIMITED OFFERING EXEMPTION

(CONTAINED IN CHAPTER 517 OF THE FLORIDA SECURITIES AND INVESTOR PROTECTION ACT) IS VOIDABLE BY THE PURCHASER EITHER WITHIN 3 DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE COMPANY, AN AGENT OF THE COMPANY, OR AN ESCROW AGENT OR 3 DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER (WHICH COMMUNICATION SHALL BE DEEMED TO OCCUR BY THE PURCHASER'S RECEIPT OF THIS DOCUMENT), WHICHEVER OCCURS LATER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.thepickleballclub.us.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/the-pickleball-club

The date of this Form C is April 6, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

SRQ Pickleball Partners LLC, a Florida limited liability company ("**SRQ Pickleball Partners**") is the developer and future operator of indoor pickleball clubs. The Company's initial area of focus is Florida.

The Company is located at 8499 S Tamiami Trail, #256, Sarasota FL 34238.

The Company's website is https://www.thepickleballclub.us

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/the-pickleball-club and is attached as <u>Exhibit B</u> to this Form C.

The Offering

Minimum Amount of the Securities Offered	50,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	50,000
Maximum Amount of the Securities Offered	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Offering Deadline	July 30, 2021
Use of Proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 32.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (1%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

1

**RISK FACTORS**

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Our future results may be affected by a number of factors over which we have little or no control. The following discussion of risk factors contains forward-looking statements. The following issues, uncertainties, and risks, among others, should be considered in evaluating our business and growth outlook. Investors should carefully consider the risks described below and all other information in this Annual Report. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business and operations. If any of the following risks actually occur, our business, financial condition, cash flows or results of operations could be materially adversely affected.

The Company's operations and growth strategy place significant demands on management.

The Company's ability to compete effectively depends upon its ability to hire, train, and assimilate additional management and other employees, and its ability to expand, improve and effectively utilize its operating, management, marketing and financial systems to accommodate its expanded operations. Any failure by the Company's management to effectively anticipate, implement and manage the changes required to sustain the Company's growth may have a material adverse effect on the Company's business, financial condition and operating results.

We may be unable to attract and retain members, which could have a negative effect on our business.

The performance of our clubs is highly dependent on our ability to attract and retain members, and we may not be successful in these efforts. In addition, we experience attrition and must continually engage existing members and attract new members in order to maintain our membership levels and ancillary sales. There are numerous factors that could in the future lead to a decline in membership levels or that could prevent us from increasing our membership, including a decline in our ability to deliver quality service at a competitive cost, the presence of direct and indirect competition in the areas in which the clubs are located, the public's interest in pickleball and general economic conditions. In order to increase membership levels, we may from time to time offer lower membership rates and initiation fees. Any decrease in our average membership rates or reductions in initiation fees may adversely impact our results of operations.

Negative economic conditions, including increased unemployment levels and decreased consumer confidence, have in the past contributed to and in the future could lead to significant pressures and declines in economic growth, including reduced consumer spending. In a depressed economic and consumer environment, consumers and businesses may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for our services and products and such decline in demand may continue as the economy continues to struggle and disposable income declines. Other factors that could influence demand include increases in fuel and other energy costs, conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending behavior. A resurgence in the pandemic and or the perception that indoor sports are unsafe can also have a negative impact on our ability to secure and retain members.

The level of competition in the fitness club industry could negatively impact our revenue growth and profitability.

Our industry is highly competitive and continues to become more competitive. In the market in which we operate, we compete with indoor and outdoor Pickleball facilities, fitness clubs, and recreational facilities established by local governments, hospitals and businesses for their employees, amenity and condominium clubs, the YMCA and similar organizations. We also compete with other entertainment and retail businesses for the discretionary income in our target demographics. We might not be able to compete effectively in the future. Competitors include companies that are larger and have greater resources than us and also may enter our market to our detriment. These competitive conditions may limit our ability to increase dues without a material loss in membership, attract new members and attract and retain qualified personnel. Additionally, consolidation in the fitness club industry could result in increased competition among participants, particularly large multi-facility operators that are able to compete for attractive acquisition candidates or newly constructed club locations, thereby increasing costs associated with expansion through both acquisitions and lease negotiation and real estate availability for newly constructed club locations.

Pickleball's popularity may not last.

Pickleball has only recently become a popular sport in our market. If interest in the sport declines, and we are not able to utilize our facility for an alternative use such as volleyball, then we would expect financial difficulties.

Any condition that causes people to refrain, or prevents people, from visiting our clubs, such as severe weather, outbreaks of pandemic or contagious diseases, or threats of terrorist attacks may adversely affect our business, operating results and financial condition.

Our business and operations could be materially and adversely affected by severe weather or outbreaks of pandemic or contagious diseases, threats of terrorist attacks or other conditions that cause people to refrain, or prevent people, from visiting our clubs. Our business could be severely impacted by a widespread regional, national or global health epidemic. A widespread health epidemic or perception of a health epidemic (such as COVID-19), whether or not traced to our club, may cause members to avoid public gathering places or otherwise change their behaviors and impact our ability to staff our clubs. Outbreaks of disease, such as influenza, could reduce traffic in our club. Further a terrorist attack either locally or anywhere in the nation has the potential to reduce customer visits. Any of these events would negatively impact our business. In addition, any negative publicity relating to these and other health-related matters may affect members' perceptions of our clubs, reduce member visits to our clubs and negatively impact demand for our offerings.

Our dependence on a limited number of suppliers for equipment and certain products and services could result in disruptions to our business and could adversely affect our revenues and gross profit.

Equipment and certain products and services used in our clubs, including our exercise equipment and point-of-sale software and hardware, are sourced from third-party suppliers. Although we believe that adequate substitutes are currently available, we depend on these third-party suppliers to operate our business efficiently and consistently meet our business requirements. The ability of these third-party suppliers to successfully provide reliable and high-quality services is subject to technical and operational uncertainties that are beyond our control, including, for our overseas suppliers, vessel availability and port delays or congestion. Any disruption to our suppliers' operations could impact our supply chain and our ability to service our existing stores and open new stores on time or at all and thereby generate revenue. If we lose such suppliers or our suppliers encounter financial hardships unrelated to the demand for our equipment or other products or services, we may not be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to new suppliers would be time consuming and expensive and may result in interruptions in our operations. If we should encounter delays or difficulties in securing the quantity of equipment we require to open new and refurbish existing stores, our suppliers encounter difficulties meeting our demands for products or services, our websites experience delays or become impaired due to errors in the third-party technology or there is a deficiency, lack or poor quality of products or services provided, our ability to serve our members and grow our brand would be interrupted. If any of these events occur, it could have a material adverse effect on our business and operating results.

Our trademarks and trade names may be infringed, misappropriated or challenged by others.

We believe our brand names and related intellectual property are important to our business. We may seek to protect our trademarks, trade names and other intellectual property by exercising our rights under applicable trademark and copyright laws. If we were to fail to successfully protect our intellectual property rights for any reason, it could have an adverse effect on our business, results of operations and financial condition. Any damage to our reputation could cause membership levels to decline and make it more difficult to attract new members.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of internet-based communication, which allow individuals' access to a broad audience of consumers and other interested persons. Negative commentary about us may be posted on social media platforms or similar devices at any time and may harm our reputation or business. Consumers value readily available information about health clubs and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our stores, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our stores.

We also use social medial platforms as marketing tools. For example, we may maintain Facebook, Instagram and Twitter accounts. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

Disruptions and failures involving our information systems could cause customer dissatisfaction and adversely affect our billing and other administrative functions.

The continuing and uninterrupted performance of our information systems is critical to our success. We intend to use a fully-integrated information system to process new memberships, bill members, check-in members and track and analyze sales and membership statistics, the frequency and timing of utilization, among other things.

Any failure of our current system could also cause us to lose members and adversely affect our business and results of operations. Our members may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our services to them. Disruptions or failures that affect our billing and other administrative functions could have an adverse effect on our operating results.

Fire, floods, earthquakes, power loss, telecommunications failures, break-ins, acts of terrorism and similar events could damage our systems. In addition, computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our sites. Any system disruption or failure, security breach or other damage that interrupts or delays our operations could cause us to lose members, damage our reputation, and adversely affect our business and results of operations.

Our Facilities

We intend to purchase land and develop our facilities and finance a material portion of the purchase and development cost with debt. We also will seek arrangements with developers to purchase and develop the facilities based on our specifications and then lease it to us. In either case, the lease or debt service payments are expected to be substantial. If we are not able to generate sufficient cash flow from operations and we are not able to make our payments, our landlord or lender may reclaim the premise. In this event, we may lose the of investments made in the location facilities.

Currently, we have two facilities under development. The first is in Lakewood Ranch, Florida. The land was acquired on or about March 17, 2021. We have also entered into a lease with Bath and Racquet Club - Sarasota, Inc. ("BRC") pursuant to which BRC will develop our facility. The lease requires that we jointly agree to the overall plans and budget for the facility. If we are unable to reach such an agreement, either party may terminate the lease. In addition, BRC requires certain approvals from Sarasota, which if they are unable to obtain, entitle them to terminate the lease. If BRC sells the project or decides not to pursue the project with an indoor pickleball facility as part of it, then they would be entitled to terminate the lease. If any of these events were to transpire, then our forecasts would be materially affected if we were not able to secure a new location on similar terms.

We are a start-up company with no operating history.

The Company has no operating results to date. The start up of a new company entails numerous risks not present in existing companies, any of which could have a detrimental effect on the results of operations and/or the value of our equity. The risks include: difficulties in assimilating operations and services; our ability to expand operations to support our needed revenue growth; our ability to finance our operations and capital expenditure needs; our ability to enter into contracts with customers and suppliers. Moreover, as with any start-up and many mature companies, the actual results are often materially different than what is forecast by management.

The price of the SAFE Securities and the conversion price into membership interests as part of this offering is arbitrary and may vary.

The Company has not conducted a valuation study or utilized any other metrics or parameters in setting the offering price of SAFE Securities sold as part of this offering. In addition, the Company may offer different prices to different investors based on a variety of factors including but not limited to the size of the investment and the potential for strategic collaboration.

Use of investment proceeds is not contingent on a minimum total amount of funds raised.

We estimate that the Company's business plans require approximately six to seven million in capital (equity and debt) to finance development and fund initial working capital requirements of our first location in Sarasota. The total amount of capital for the first three locations is estimated to be approximately $17.7 million. The Company plans on executing on its business plans as soon as funds are available. If less than this amount is raised, or if more than this amount is required (even if this amount is raised), then the Company may be unable to commence operations. If either of these situations were to occur any amounts spent on the Company's plan will be lost. If the Company raises at least sufficient capital to acquire the land of the first location, Management intends to do so and thereafter continue its efforts to raise the remainder of the needed development capital. Additional locations will require additional capital, which the Company may raise directly, or may raise through the project related subsidiary. Our ability to raise needed capital will have a material effect on our financial performance.

The Company has executed a preliminary agreement CMN Funding to arrange for loans that should enable the Company to construct the Lakewood Ranch location. The loans for each location would be approximately $7.5 million of which $5.9 million is expected to be allocated to the development (including the first year's interest of $900,000). $1.1 million would be required to be invested in an investment trading platform. The after-tax profits from the trading activities would be required to pay down principal of the loan. CMN and the Company have preliminarily agreed that the investment trading platform will be Gachi Partners 1, LP, which is a hedge fund managed by William Ryu. Mr. Ryu is a former employee of Mr. Gordon, who currently serves as part-time outside general counsel to the investment trading platform.

Affiliate Transactions

The Company has and intends to engage with its Class A Members (or their affiliates) on a commercial basis, which may constitute a conflict of interests. In each case, the Company was or will be represented in negotiating the terms of the commercial arrangement by the Class A member who has no economic interest in the transaction. In such cases, the non-interested Class A Member (or both members if there is no unaffiliated member) must make the determination that the transaction will be in the best interests of the Company and that the commercial terms were on as good or better terms that are obtainable from unaffiliated sources; however, there are no guarantees that the resulting transaction will be on as good or better terms that could have been obtained from unaffiliated sources.

In April 2020, the Company loaned $8,500 to Brian McCarthy. The loan remains outstanding. The Company entered into an agreement with Starboard Tact, LLC, which is owned by Brian McCarthy, to lead the realty development efforts on behalf of the Company. Starboard Tact is paid 7% of the amount of the development costs with a $10,000 per month minimum. The Company has also engaged with Matthew Gordon to provide legal services and other services at the flat rate of $5,000 per month. Following full capitalization, Mr. Gordon and Mr. McCarthy are expected to become employees of the Company whose salaries are forecast to be $300,000 respective. Prior, Mr. Gordon's compensation is expected to increase to $20,000 per month.

The Company has borrowed $700,000 from Mr. Gordon to finance the purchase of the property in Sarasota for its Lakewood Ranch club. The terms of the loan were superior to any of the multiple offers the Company received from unaffiliated sources. The fees and costs associated with the loan are approximately $45,000. The interest rate is 9%. The loan term is three years. The company is purchasing the property through its wholly owned subsidiary, TPC Sarasota, LLC ("TPCLR"). This entity is granting Mr. Gordon a first priority mortgage on the property. The Company is also guaranteeing the loan and pledging all membership interests in TPCLR as additional security for the loan. Mr. Gordon has agreed to share the first priority lien with any lender providing the development capital for the property.

As part of the Company's contemplated financing arrangement with CMN Funding (to secure a construction loan for the development of the Lakewood Ranch club), approximately $1.1 million of the $7.5 million loan is required to be invested in an investment firm. CMN and the Company have agreed to invest such funds with Gachi Partners 1, LP, (the "Fund") a hedge fund run by Mr. William Ryu. Mr. Ryu was a former employee of Mr. Gordon and Mr. Gordon serves as part-time general counsel of Gachi for which he receives his normal hourly attorney rate. Mr. Ryu and Mr. Gordon have discussed making Mr. Gordon an equity owner in Gachi Management, LLC, the general partner of the Fund. If Mr. Gordon becomes an equity owner, he will have a direct financial benefit from the Company's investment in the Fund. The contemplated investment in the Fund is based on economic terms that are superior to the Fund's standard offer to investors and would be superior to any other investors in the Fund to date.

Regulation

The state of Florida regulates 'health studios', which require the posting of bonds (in some cases) and certain consumer protections as they related to offering membership contracts. The regulations are contained in Title XXXIII, Chapter 501 of the Florida statutes. Based on the definitions and our analysis of the statutory language, we do not believe that our business is subject to these regulations. Further Section 501.013 specifically excludes tennis and racquetball facilities. In the event that our conclusion is incorrect, we may be subject to penalties and other regulatory action, which may be material. Such action may affect our membership programs and result in the Company incurring significant additional expenses.

Zoning and Permits

Management spends considerable time and resources to help ensure that all locations are compliant with zoning and use requirements; however, until final plans are submitted there can be no guarantee that the needed permits and certificates of occupancy will be issued. If the Company is unable to obtain such permits and certificates, it may materially delay or prevent a location from opening and cause the Company to lose time and capital.

Development Risks

The Company is also subject to the risk that its key vendors and service providers fail to meet deadlines in the development process. These parties include our general contractor, subcontractors, the building materials fabricator (including the building itself) and other related parties.

Security and privacy breaches may expose us to liability and cause us to lose customers.

Federal and state law requires us to safeguard our customers' financial information, including credit card information. Although we intend to establish security procedures and protocol, including credit card industry compliance procedures, to protect against identity theft and the theft of our customers' financial information, our security and testing measures may not prevent security breaches and breaches of our customers' privacy may occur, which could harm our business. For example, we believe that a significant number of our users provide us with credit card, banking and other confidential information and will authorize us to bill their credit card accounts directly for our products and services. Typically, we will rely on encryption and authentication technology licensed from third parties to enhance transmission security of confidential information. Techniques used to obtain unauthorized access or to sabotage systems change frequently and are constantly evolving. These techniques and other advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or other developments may result in a compromise or breach of the technology used by us or one of our vendors to protect customer data. We may be unable to anticipate these techniques or to implement adequate preventive or reactive measures. Several recent, highly publicized data security breaches at other companies have heightened consumer awareness of this issue. Further, a significant number of states require the customers be notified if a security breach results in the disclosure of their personal financial account or other information. Additional states and governmental entities are considering such "notice" laws. In addition, other public disclosure laws may require that material security breaches be reported.

Any compromise of our security or that of our third-party vendors or noncompliance with privacy or other laws or requirements could harm our reputation, cause our members to lose confidence in us, or harm our financial condition and, therefore, our business. In addition, a party who is able to circumvent our security measures or exploit inadequacies in our security measures or that of our third-party vendors, could, among other effects, misappropriate proprietary information, cause interruptions in our operations or expose members to computer viruses or other disruptions. We may be required to make significant expenditures to protect against security breaches or to remedy problems caused by any breaches. Actual or perceived vulnerabilities may lead to claims against us. To the extent the measures taken by us or our third-party vendors prove to be insufficient or inadequate, we may become subject to litigation or administrative sanctions, which could result in significant fines, penalties or damages and harm to our reputation.

Changes in legislation or requirements related to electronic fund transfer, or our failure to comply with existing or future regulations, may adversely impact our business.

We intent to accept payments for our memberships through EFT from members' bank accounts and, therefore, we are subject to federal, state and provincial legislation and certification requirements governing EFT, including the Electronic Funds Transfer Act.

We are subject to a number of risks related to ACH, credit card and debit card payments we accept.

We intend to accept payments through automated clearing house ("ACH"), credit card and debit card transactions. For ACH, credit card and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our memberships, which could cause us to lose members or suffer an increase in our operating expenses, either of which could harm our operating results.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our member satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our members' credit cards, debit cards or bank accounts on a timely basis or at all, we could lose membership revenue, which would harm our operating results.

If we fail to adequately control fraudulent ACH, credit card and debit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher ACH, credit card and debit card related costs, each of which could adversely affect our business, financial condition and results of operations. The termination of our ability to process payments through ACH transactions or on any major credit or debit card would significantly impair our ability to operate our business.

Regulatory changes in the terms of credit and debit card usage, including any existing or future regulatory requirements, could have an adverse effect on our business.

Our business is expected to rely heavily on the use of credit and debit cards in sales transactions. Regulatory changes to existing rules or future regulatory requirements affecting the use of credit and debit cards or the fees charged could impact the consumer and financial institutions that provide card services. This may lead to an adverse impact on our business if the regulatory changes result in unfavorable terms to either the consumer or the banking institutions.

The Company may incur casualty losses that are not covered by insurance.

The Company expects to obtain insurance coverage of the type and in the amount customarily obtained by owners of properties and businesses similar to the Company's business, including comprehensive casualty insurance, liability and fire and extended coverage; however, such insurance coverages may be provided by blanket policies of insurance obtained by the Company with overall amounts, limits and deductibles as provided in such blanket policies. There are certain types of losses, however, generally of a catastrophic nature, resulting from, for example, earthquakes, floods, hurricanes, pollution, pandemics, environmental matters or terrorist acts, that may be uninsurable or that may not be economically insurable.

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If the Company experiences a catastrophic loss, it could disrupt seriously the Company's operations, delay revenue and result in large expenses to the Company.

Management has inquired about the ability to obtain business interruption insurance in the event that there is a resurgence of the current pandemic that causes our facilities to either close or significantly reduce operations. Insurers are generally unwilling to provide such coverage. If these events happen, the Company may have difficulty meeting lease and or debt service payments. Management will attempt to negotiate delays in payment obligations as part of lease and loan arrangement but is uncertain if we will be able to do so.

We could be subject to claims related to health or safety risks at our clubs.

Use of our facility poses some potential health or safety risks to members or guests through physical exertion and use of our services and facilities. Claims might be asserted against us for injury suffered by, or death of members or guests while exercising at a club. We might not be able to successfully defend such claims. As a result, we might not be able to maintain our general liability insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against potential claims.

Delayed Schedule K-1's.

The Company may not be able to provide final Schedule K-1s to Members for any given fiscal year until after April 15 of the following year. The Managers will endeavor to provide Members with final Schedule K-1s or with estimates of the taxable income or loss allocated to their investment in the Company on or before such date, but final Schedule K-1s may not be available until the Company has received tax–reporting information from its investment necessary to prepare final Schedule K-1's. Members may be required to obtain extensions of the filing dates for their federal, state, and local income tax returns. Each prospective investor should consult with its own advisor as to the advisability and tax consequences of an investment in the Company.

The Company may be subject to increased labor and benefits costs.

In the U.S., the Company is subject to United States federal and state laws governing such matters as minimum wages, working conditions and overtime. As federal and state minimum wage rates increase, the Company may need to increase not only the wages of our minimum wage employees, but also the wages paid to employees at wage rates that are above minimum wage. Labor shortages, increased employee turnover and health care mandates could also increase our labor costs. This in turn could lead us to increase prices which could impact our sales. Conversely, if competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our results of operations may be adversely impacted. Additionally, competition and labor shortages in various markets could result in higher required wage rates.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our club locations, scale back club design, services offerings or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be unable to quickly recover from natural disasters and other events (such as the pandemic) beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill its executive officers and key employees.

In particular, we are dependent on our co-founders, Brian McCarthy and Matthew Gordon. Each are currently providing services through their wholly-owned consulting companies. We plan to enter into employment agreements with them as more fully described herein, however there can be no assurance that we will do so or that they will continue to be employed by the Company for a particular period of time. The loss of their services, or the services of executive officers or key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Company decisions require the approval of both of our Managers.

Each of Brian McCarthy and Matthew Gordon (through their wholly owned limited liability companies) are Class A members and managers of the Company. The Company operating agreement requires both of their consent for all material decisions. The Company operating agreement prescribes a dispute resolution procedure, which if ultimately requires one manager to purchase the membership interests of the other. In the event of a deadlock, the Company would have delays in taking actions, which may materially harm the Company.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. In addition, the Company operating agreement prevents the transfer of Securities without the consent of the Managers.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

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Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Class X Membership Interests, Investors would receive CF Shadow Securities in the form of Class C Membership Interests and would be required to enter into a proxy that allows the Intermediary to vote their Interests consistent with the majority of the Class X Membership Interests holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has issued a convertible note. In the number of interests outstanding (both before and after the Crowdfunding Raise) the Company has assumed that the convertible note would be converted.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principle.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principle if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Investor must indemnify the Company, and its officers, managers, employees and agents under certain circumstances.

The Investor shall indemnify, defend and hold harmless the Company, and its officers, managers, employees and agents (each, a "Company Indemnified Person"), from and against any and all actions, suits, costs, expenses, losses, damages, claims and liabilities (including the reasonable compensation, expenses and disbursements of the Company's agents, counsel, accountants and experts, including reasonable legal fees and expenses in connection with the enforcement of their indemnification rights hereunder) of any kind and nature whatsoever incurred by it in connection with the sale of the Securities or conversion into CF Shadow Series membership interests, including the costs and expenses of defending itself against any loss, damage, claim action, suit, or liability incurred by it in connection with the exercise or performance of any of its powers or duties under the Crowd SAFE or the Company operating agreement (after conversion), any breach of any representation, warranty, covenant or agreement of the Investor contained in the Crowd SAFE or in any other document provided by the Investor to the Company and any action for securities law violations instituted by the Investor that is resolved by judgment or otherwise against the Investor, but excluding any cost, expense, loss, damage, claim or liability (i) incurred by the Company through the Company's willful misconduct, bad faith or gross negligence (except for errors in judgment).

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Pickleball Club's mission is to develop and operate dedicated indoor Pickleball facilities to serve the more than 3.5 million enthusiasts who currently have no options for better flooring, lighting, wait-free game-play and freedom from the elements. We are currently developing two facilities in Sarasota, Florida after which we plan to expand throughout Florida and then nationally.

Plan of Operation

Our first facility is planned for the Lakewood Ranch area of Sarasota, Florida. In this location we intend to be the owner and developer of the realty as well as the operator of the club location. Our second location in Sarasota is in the City of Sarasota. In December of 2020, we signed a long-term lease with the Bath and Racquet Club of Sarasota, Inc ("BRC"). BRC is redeveloping the site, which is envisioned to have over 200 luxury condo units, a dedicated indoor pickleball facility, seventeen outdoor tennis courts and retail space. As part of the lease, BRC intends to construct our 34,000 sqft facility and all condo owners are expected to be required to be members. The majority proceeds of the current Offering are expected to support the develop of our Lakewood Ranch location and the capital needs of the Sarasota location, in addition to the general corporate needs of the Company. If the Offering is fully subscribed and we are able to secure sufficient debt capital, we will add a third club into the current development cycle.

Management & Track-Record

The Company is led by Rear Admiral Brian McCarthy USN(Ret)) who is a Sarasota resident with a long and distinguished career. Admiral McCarthy served in the United States Navy Reserve for three decades and became one of the military's most accomplished logistics officers. In his civilian life, Admiral McCarthy developed over $500 million of commercial real estate and operated a variety of businesses, including numerous retail operations. Admiral McCarthy earned a BS in Engineering Science from Oakland University and an MBA from the Harvard Business School. He is very involved in our community as a past Governor of the Bird Key Yacht Club, First Vice President of the Pops Orchestra, Past President & Executive Director of the Military Officers Association & Foundation in Sarasota and past Chairman of United Way's Mission United initiative serving 88,000 Veterans in Sarasota and Manatee counties.

Matt Gordon is a co-founder of the Company and supports Admiral McCarthy and the Company as the Chief Financial Officer and General Counsel. Mr. Gordon is an attorney and investment banker with over 20 years of experience. He is a noted policy expert on visa-based foreign investment in the United States and has testified in front of the United States House of Representatives as a policy expert. He is an avid lecturer and writer and serves as the Editor of The EB-5 Book, the leading treatise on the US EB-5 Program. Mr. Gordon is a licensed attorney in New York, having practiced mergers and acquisitions law at Fried Frank and Sullivan & Cromwell. Following his legal career, Mr. Gordon ran the US division of a Swiss multi-national corporation, after which he became an investment banking and finance professional. Mr. Gordon received his B.S. in Policy Analysis from Cornell University and his J.D., cum laude, from the University of Pennsylvania School of Law.

Mr. McCarthy and Mr. Gordon are each managers (through their respective wholly owned entities) of the Company. All transactions require the consent of both managers, except for a transaction which may present a conflict of interest, in which case only the non-interested manager has the ability to consent. The Company has appointed each of them as officers of the Company.

Valarie McCarthy is the Company's Director of Operations. Mrs. McCarthy has over 20 years' experience in the fitness industry, including as the executive director for the Palo Alto YMCA Association in California consisting of three facilities totaling an excess of 55,000. Mrs. McCarthy also founded and operated a successful fitness facility in Sausalito, California for nearly a decade. Mrs. McCarthy holds a BS and MS in Exercise Physiology from Kent State University.

Dominic Catalano is the Company's Director of Tournaments and Instruction Programs. Mr. Catalano is an active tournament-level and teaching Pickleball Pro. He is a seven-time US Open medalist and won gold medals at the 2019

Gamm Sundial Grand Slam and the 2018 Delray Beach Classic. Prior to becoming a Pickleball professional, Mr. Catalano was a public and private school physical education teacher. Mr. Catalano received two BA degrees from Bellarmine University where he was a second baseman on the collegiate baseball team. He later coached baseball there for three seasons.

Nova Grande is the Company's Director of Marketing. Nova has worked in the health & wellness industry for the last 20 years. During this time Nova has worked with both professional and amateur athletes, including such as CrossFit athletes, weightlifters, professional football and her favorite crowd - The Atlanta Roller Derby! Over the past 4 years she's been working most specifically with pickleball athletes. Ms. Grande also helps run 3D Pickleball with Dominic Catalano bringing top level pickleball tournaments to the Southwest Florida area, including Moneyball Pickleball. Ms. Grand owns The HIVE Media Lab which coordinates social media, branding and design. The HIVE is responsible not only for the marketing of The Pickleball Club, but also for The APP Tour, the First International Pickleball Tour.

Joe Capuano is expected to be the Company's partner overseeing the retail equipment shop located in our facility. Joe is the owner of Pickleball Sarasota, the premier regional Pickleball equipment store. Mr. Capuano brings more than the ability to run an efficient retail operation, he is a highly sought out expert on equipment selection for players of all levels.

Management Fees

There are currently no management fees charged to the Company. Mr. McCarthy and Mr. Gordon do receive compensation for services provided to the Company. For more information, see disclosures section entitled 'Affiliate Transactions'. It is expected that upon full capitalization of the Company, or sooner, Mr. Gordon, will become an employee of the Company. His salary is expected to be $300,000. Upon completion of the development of the Lakewood Ranch location, if not sooner, Mr. McCarthy is expected to become an employee of the Company also with an annual salary of $300,000. Upon a successful offering, Mr. Gordon's consulting fees may be increased from the current rate of $5,000 per month to $20,000 per month.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	4%	$2,000	4%	$200,000
Project Development and General Company Needs	96%	$48,000	96%	$4,800,000
Total	**100%**	**$50,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Based on the Maximum Offering Amount and the Company securing an addition $12.7 million in debt financing the Company's use of proceeds to develop and subsequently operate the first three facilities, is as follows:

SOURCES & USES		
Sources		
Crowd Fund Capital Raise	**5,000,000**	**28%**
Debt (Loans)	**12,700,000**	**72%**
Total Sources	**17,700,000**	**100%**
Uses		
Land Acquisition	**1,673,200**	**9%**
Building Improvements	**10,234,797**	**58%**
Club Fixtures and Equipment	**718,500**	**4%**
Working Capital*	**3,673,503**	**21%**
Commissions	**1,100,000**	**6%**
Transaction Costs	**300,000**	**1.7%**
Total Uses	**17,700,000**	**100%**

*Working Capital includes $1.8 million of interest reserves and $900,000 in operating reserves.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brian McCarthy	CEO/ Manager	CEO of Starboard Tact, LLC	BS in Engineering Science from Oakland University; MBA Harvard University; Graduate: Officer Candidate School; Navy Supply Corps School, Armed Forces Staff College, Naval War College
Matthew Gordon	CFO & GC / Manager	CEO of E3iG	BS Cornell University; JD University of Pennsylvania School of Law

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company currently has 5,700,000 membership interests outstanding (as described more fully below).

Outstanding Membership Interests

As of the date of this Form C, the Company's outstanding membership interests consists of:

Type	Class A
Amount Outstanding	5,255,000
Voting Rights	One vote per interest
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	All membership interests have the same rights to distributions regardless of class
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	91.7103%

Type	Class B
Amount Outstanding	445,000
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	Liquidation Preference
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	All membership interests have the same rights to distributions regardless of class
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.8070%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Convertible Note
Amount Outstanding	$80,000
Interest Rate and Amortization Schedule	5% (balloon)
Description of Collateral	None
Other Material Terms	Convertible into Class B Units at $2.6667/unit
Maturity Date	One year, extendable to two, unless prepayment obligations are triggered
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	0.5236%

Type	Mortgage
Amount Outstanding	$700,000
Interest Rate and Amortization Schedule	9%
Description of Collateral	First lien on the Company's property where the Lakewood Ranch club will be built
Other Material Terms	Company has the obligation to prepay principal based on the amount of equity capital raised, subject to maintaining minimum working capital balances
Maturity Date	March 15, 2024

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Brian McCarthy* Matthew Gordon**	3,153,000 Class A Units[+] 2,102,000 Class A Units[+]	60% of Class A; 55.3% overall 40% of Class A; 36.9% overall

*Held in BMVL Holdings, LLC, which is 100% owned by Brian McCarthy.
** Held in GC Advisors, LLC, which is 100% owned by Matthew Gordon.

[+]Each of the Class A Members must agree to all material decisions. In the event of an irreconcilable disagreement, the operating agreement, triggers a buy-sell arrangement whereby one of the Class A members must buy the interests of the other. The remaining Class A member would then be the sole manager of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

SRQ Pickleball Partners LLC (the "**Company**") was formed on November 7, 2019under the laws of the State of Florida, and is headquartered in Sarasota, FL. The Company was formed for the purpose of developing and operating indoor pickleball facilities.

Cash and Cash Equivalents

As of December 31, 2020, the Company had Cash or Cash Equivalents of $74,958.74. As of March 6, 2021, the Company had $203,156.20 cash on hand in cash or cash equivalents. Prior to construction of the first location, the Company's monthly cash burn is expected to be approximately $20,000, which is consistent with the Company's rate of expenditure historically. Certain events, such as the purchase of the Lakewood Ranch property required significantly more capital. Certain marketing events are also expected to require more capital than previously expended. Once the Company has received enough capital to begin construction of the Lakewood Ranch location, which is expected to be slightly over $5 million, then the Company's rate of expenditure will increase accordingly. Management expects to continue to raise capital until it has either a five-month cash reserve or has received full construction funding for at least the first location.

Liquidity and Capital Resources

The proceeds from the Offering are not essential to our operations but will augment our financial position and liquidity. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*".

Capital Expenditures and Other Obligations

The Company intends to make capital expenditures to execute our "Plan of Operations" set forth above.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B	$370,000	370,000	Company Development	January 2020	Section 4(a)(2)
Class B	$50,000	75,000	Company Development	January and February 2021	Reg D 506(c)
Convertible Note	$80,000	30,000 (upon conversion)	Company Development	March 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: See 'Affiliate Transactions' above.

Potential Conflicts of Interest and Mitigation

Our Managers may face conflicts of interest regarding the allocation of investment opportunities between us and other investment vehicles with which it is affiliated. Examples of these potential conflicts of interest include:

- Competition for the time and services of personnel that work for us and our affiliates;
- The possibility that our Managers, its officers and their respective affiliates will face conflicts of interest relating to the purchase of properties, and that such conflicts may not be resolved in our favor, thus potentially limiting our investment opportunities, impairing our ability to make distributions;
- Our Managers have considerable discretion with respect to the terms and timing of our acquisition, disposition and other transactions;

- The possibility that the competing demands for the time of our Managers may result in them spending insufficient time on our business, which may result in our missing investment opportunities or having less efficient operations, which could reduce our profitability and result in lower distributions to investors.

Our Managers intend to take the measures below to mitigate conflicts of interest that may arise.

- Our Managers plans to evaluate a number of factors in deciding which entity is best positioned to acquire a property: (a) the available capital of an entity; (b) the development strategy, location, timeline and risks of a property; and (c) the maximum time that an entity can hold a property. Our Managers' strategy is to have the entity that has adequate capital and can hold the property longest purchase the property.
- In related party transactions, including transactions in which we buy or sell properties from or to affiliates controlled by our Managers, or procure services or products from third parties as a result of transactions between such third parties and the affiliates, our Managers will ensure that the terms of these transactions or consideration we pay or receive are comparable to terms available or amounts that would be paid or received in arm's length transactions.
- In the event that there is a potential affiliate transaction which may represent a conflict of interest, the Manager, who is not conflicted, has sole discretion to act on the Company's behalf with respect to the potential transaction with the other Manager.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by July 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $500, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all

investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.
If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Company is currently undertaking a private offering of its Class B Membership securities, which offering is expected to be closed on or before July 30, 2021. The current offering price is $2.6667 per membership interest. The Company is relying on the exemption from registration contained in Regulation D, Rule 506(c). The Company filed a Form D, within 15 days of the first sale.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $500,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which may be a separate class of membership interests, but which will be identical to the securities issued in such future Equity

Financing except, (1) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (2) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $17,000,000 divided by the aggregate number of issued and outstanding membership interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including convertible preferred membership interests and all outstanding vested or unvested options or warrants to purchase membership interests, but excluding (i) membership interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the lowest price per membership interest sold in such Equity Financing".

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to membership interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the capital stock of Company's successor entity or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of common stock of the Company ("Common Stock") equal to the Purchase Amount divided by the quotient of (a) $17,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of membership interests of the most recently issued interests equal to the Purchase Amount divided by the First Equity Financing Price. Membership interests granted in connection therewith shall have the same liquidation rights and preferences as the interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued membership interests, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's managers (or other applicable governing body if the Company is no longer a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's managers (or other applicable governing body if the Company is no longer a limited liability company).

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $1,000,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's managers, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of membership interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of membership interests as determined in good faith by the Company's managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of membership interests upon a Dissolution Event and (iii) all holders of membership interests of the Company.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any membership interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any membership interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Pursuant to the Company operating agreement, the transfer of any membership interests is subject to the approval of the Managers.

Furthermore, upon the event of an IPO, the membership interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the Offering to the Intermediary.

Interests, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

/s/ Brian McCarthy

BBA5739B7CDF403...

(Signature)

Brian McCarthy

Manager

4/8/2021

Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

/s/ Brian McCarthy

BBA5739B7CDF403...

(Signature)

Brian McCarthy

Manager

4/8/2021

(Date)

DocuSigned by:

/s/ Matthew Gordon

2802C709783E467...

(Signature)

Matthew Gordon

Manager

4/8/2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

SRQ PICKLEBALL PARTNERS, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2020 & 2019

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
SRQ Pickleball Partners LLC
7429 Starfish Dr
Sarasota, FL 34231

We have audited the accompanying balance sheet of SRQ Pickleball Partners LLC (the "Company") as of December 31, 2020 and 2019, and the related statements of income, retained earnings and cash flows for the years then ended, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the



circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

In our opinion, the financial statements referred to previously present fairly, in all material respects, the financial position of SRQ Pickleball Partners LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

JaJuan Williams

JaJuan Williams, CPA

Firm# 900255350460

License #CP11900309

March 12, 2021

SRQ PICKLEBALL PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2020 & 2019

	12/31/20	12/31/19
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 74,959	$322,277
Land Escrow Deposit	25,000	25,000
Lease Deposit	15,000	-
Loans Due from Shareholders	8,500	
TOTAL CURRENT ASSETS	123,459	347,277
NON-CURRENT ASSETS		
Capitalized Real Estate Development	200,674	450
TOTAL NON-CURRENT ASSETS	200,674	450
TOTAL ASSETS	324,132	347,727
LIABILITIES AND OWNER'S EQUITY		
CURRENT LIABILITIES		
Loans Due to Shareholders	-	32,962
TOTAL CURRENT LIABILITIES	-	32,962
NON-CURRENT LIABILITIES	-	-
TOTAL NON-CURRENT LIABILITIES	-	-
TOTAL LIABILITIES	-	32,962
OWNER'S EQUITY		
Owner's Contribution	370,000	320,000
Retained Earnings (Deficit)	(5,235)	-
Net Income (Loss)	(40,633)	(5,235)
TOTAL SHAREHOLDERS' EQUITY	324,132	314,765
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$324,132	$347,727

The accompanying audit report and notes are an integral part of these financial statements

SRQ PICKLEBALL PARTNERS, LLC
PROFIT & LOSS STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020 & 2019

	2020	2019
Revenue		
Total Revenue	$ -	$ -
Gross Profit	-	-
Operating Expense		
Bank Fees	349	20
Financing Fees	3,550	-
Marketing & Advertising Expense	4,567	-
Meals & Entertainment	885	-
Misc. Expense	347	2,962
Permits & Registration Fees	250	60
Professional Fees - Legal	21,400	-
Professional Fees - Marketing	3,000	-
Professional Fees - Other	3,500	2,000
Software & Technology Expense	2,378	193
Supplies Expense	203	-
Utilities Expense	204	-
Total Operating Expenses	40,633	5,235
Net Income From Operations	(40,633)	(5,235)
Other Income (Expense)	-	-
Net Income Before Provision for Income Tax	(40,633)	(5,235)
Provision for Income Taxes	-	-
Net Income (Loss)	$(40,633)	$(5,235)

The accompanying audit report and notes are an integral part of these financial statements

SRQ PICKLEBALL PARTNERS, LLC
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020 & 2019

	2020	2019
OPERATING ACTIVITIES		
Net Income	$(40,633)	$ (5,235)
Non-Cash Adjustments		
Changes in Other Current Assets	(8,500)	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(49,133)	(5,235)
INVESTING ACTIVITIES		
Capitalized Real Estate Development	(200,224)	(450)
Lease Deposit	(15,000)	-
Land Escrow Deposit	-	(25,000)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(215,224)	(25,450)
FINANCING ACTIVITIES		
Owner's Contribution	50,000	320,000
Loans Due to Shareholders	(32,962)	32,962
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	17,038	352,962
NET INCREASE (DECREASE) IN CASH	(247,319)	322,277
CASH AT BEGINNING OF PERIOD	322,277	-
CASH AT END OF PERIOD	$ 74,958	$322,277

The accompanying audit report and notes are an integral part of these financial statements

SRQ PICKLEBALL PARTNERS, LLC
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
December 31, 2020 & 2019

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2018	$ -	$ -	$ -
Net Income for the period ending December 31, 2019	-	(5,235)	(5,235)
Equity Contributions (Distributions)	-	320,000	320,000
Balance, December 31, 2019	$ -	**314,765**	**314,765**
Balance, December 31, 2019	$ 314,765	$ -	$314,765
Net Income for the period ending December 31, 2020	-	(40,633)	(40,633)
Equity Contributions (Distributions)	-	50,000	50,000
Balance, December 31, 2020	$ **314,765**	$ **9,367**	**$324,132**

The accompanying audit report and notes are an integral part of these financial statements

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

SRQ Pickleball Partners, LLC, (which may be referred to as the "Company," "we," "us," or "our") is") is the developer and future operator of indoor pickleball clubs. The Company's initial area of focus is Florida. Since inception, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2020, the Company had no revenue and will likely incur losses prior to generating positive working capital. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign, other private equity investments and issuance of debt (see Note F), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may prevent or cause a material delay to the development and opening of its club locations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company was formed on November 7, 2019 in the State of Florida. The Company is headquartered in Sarasota, Florida.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a very limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local, a worsening or prolonging of the pandemic, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019 & 2020, the Company is operating as a going concern. See Note D additional information.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Accounts Receivables and Credit Policy

The Company currently has no accounts receivable and will not until such time as it opens its first retail location. At that time, the Company plans on charging customers an initiation fee, to be paid at the time of joining, and an annual membership fee, which it expects to be either prepaid or paid on a monthly basis in advance. Other services and goods provided to members will either be paid for at the time of service or consumption, or paid in arrears on a monthly basis. To the extent that customers pay for memberships on a monthly basis or other services and goods in arrears, the company will be extending unsecured credit to its customers. The Company expects to adopt policies that limit credit risk associated with its business, including limiting total balances.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2019 & 2020.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is a Limited Liability Company ("LLC") for income tax purposes (effective through December 31, 2020). In lieu of corporate income taxes, the owners are taxed on their proportionate shares of the Company's taxable income. Accordingly, no liability for federal or state income taxes and no provision for federal or state income taxes have been included in the financial statements. The Company accounts for the effect of any uncertain tax positions based on a "more likely than not'' threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass-through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019 & 2020, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

<u>Loans Due to Shareholders</u>

2019 Balances includes company expenses paid on behalf of The Company by Shareholders as well as cash loans made to The Company by Shareholders. The Company repaid these loans in early 2020. Shareholders routinely advance expenses on the Company's behalf and are repaid from time to time.

<u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members as of December 31, 2020 & 2019.

NOTE C – EQUITY

During the period from January 1, 2020 through December 31, 2020, the Company sold 370,000 Class B membership interests for $1 per interest.

NOTE D – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was formed in late 2019 and began development operations in 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, the sale of equity to other private investors and through the issuance of indebtedness. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE E – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and have not exceeded the amount of insurance provided on such deposits. If the Company's cash balances increase, it may hold accounts with balances in excess of insurance limits.

NOTE F – SUBSEQUENT EVENTS

<u>Issuance of Membership Interests</u>

During 2021, the Company sold 75,000 class B membership interests at the price of $2.67 per interest in a private offering to accredited investors. The Company plans on continuing this offering.

<u>Anticipated Issuance of Indebtedness</u>

In March, 2021, the company entered into an agreement with a financial services provider to secure a $7.5 million loan on behalf of the Company. The term of the loan is one year, with two one-year options to renew the loan.

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to five million SAFEs (Simple Agreement for Future Equity) for up to $5 million. The SAFEs will be convertible into Class C Membership Interests, at the election of the Company upon the occurrence of a future round of financing that meets the criteria set forth in the SAFE agreement. SAFEs will convert to Class C Membership Interests at the valuations specified in the SAFE.

The Company must receive commitments from investors totaling the minimum amount by July 30, 2021 (the "Offering Deadline") in order to receive any funds. The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 4% commission fee and 1% of the securities issued in this offering.

Anticipated Purchase of Lakewood Ranch Location Property

The Company has come to terms with Mr. Gordon to provide a bridge loan in the amount of $700,000 (the "Loan") that will enable the Company to consummate the purchase of the real estate needed for its Lakewood Ranch location. As Mr. Gordon, through his affiliated entity, is a Managing Member of the Company, the transaction with him has been approved solely by Mr. McCarthy. The Loan is for interest only and has a three-year term. Mr. Gordon will receive a first lien on the property and a pledge of all the membership interests of the Company subsidiary that will purchase the property. As part of the loan transaction, the Company has agreed to make accelerated principal payments based on the amount of equity capital received by the Company. As the company receives the proceeds of any equity investments, 50% will be applied to principal repayment of the loan until such time as the company has no less than $100,000 of working capital, thereafter 100% of such proceeds will be applied to principal repayment.

As part of the approval process, the Company received multiple other offers to provide financing, all of which were materially inferior to the offer made by Mr. Gordon. Accordingly, Mr. McCarthy found the transaction to be in the best interest of the Company. The purchase of the Lakewood Ranch location property is expected to close on or before March 21, 2021.

Management's Evaluation

Management has evaluated subsequent events through March 12, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 **Republic**

Company Name	The Pickleball Club
Logo	
Headline	Be a part of the future of Pickleball
Hero Image	
Tags	Real Estate

Pitch text

Summary

- Fastest-growing sport in the U.S. (4.2 mm + players, w/ 20% annual growth)
- The Pickleball Club™ is developing the premier membership-based facilities
- First two clubs under development in Sarasota, FL
- Each club will include 34,000 sq ft, 12 indoor courts, pro shop, juice bar
- ~600 people on membership wait list for Sarasota clubs.

- 38% Target IRR- backed by real estate assets.

Pickleball

The sport of Pickleball is exploding in popularity. From its casual roots on Bainbridge Island near Seattle, where Joel Pritchard, Bill Bell, and Barney McCallum invented the game to entertain their bored kids during the summer of 1965, there are now nearly 21,000 pickleball courts throughout America and 85 new pickleball courts opening each week through early 2020. The spread of the sport is attributed to its popularity within community centers, PE classes, YMCA facilities and retirement communities. It attributes much of its popularity to America's aging and retiring baby-boomer cohort, which needed an active competitive sport that had lower physical demands compared to tennis, squash and racquetball.



Pickleball is played on a smaller version of a tennis court using a paddleball type racket and a plastic ball. The sport requires less running, overall strength, and less strain on aging joints. It is a game that requires skill over strength, but with enough physicality to make it exciting for players at all levels. Over 75% of the current players are baby-boomers and retirees; however, the sport is growing rapidly among younger segments of the population. The sport is most often played as doubles, with four players on the court at a time. The sport continues to grow worldwide as well with many new international clubs forming and national governing bodies now established in Canada and India.

Company

SRQ Pickleball Partners, LLC, (the "Company") is developing The Pickleball Club™ to be the premier membership-based indoor pickleball facilities in the United States. The Company will begin in Sarasota, Florida, where the first two clubs are under development. The Company's strategy is to take advantage of the significant unmet demand for a quality indoor sports experience dedicated to pickleball. Each of the Company's clubs is designed to be approximately 34,000 sq ft with 12 indoor pickleball courts, a pro shop, coffee/juice bar, and locker room facilities. The coffee/bar will be supplemented by a series of rotating food trucks, to accommodate special events and major activities such as tournaments.



The Pickleball Club cofounders Brian McCarthy and Matt Gordon at the APP Tournament, Punta Gorda, FL Jan 7-10, 2021

The Club's positioning is a "Member Only" amenity-based destination. The Clubs will focus on the social aspect of the sport, as well as health & fitness and skill development. Over 10% of the facility footprint will be dedicated to communal social space with ample seating from which members can socialize, watch gameplay and consume food and beverages from the Coffee/Juice bar.

Market

SARASOTA

The Company's first market is Sarasota, Florida. Management believes the local Sarasota market is ideal for indoor Pickleball facilities. As in all of Florida, rain, heat, wind and humidity frequently disrupt the opportunity to play outdoor sports. Sarasota receives 56 inches of rain a year (compared Dominic Catalano at the APP Masters Tournament in Punta Gorda, FL to U.S. national average of 38) with rain occurring during 106 days per year, nearly one out of every 3 days. For half of the year, high temperatures can affect the desirability and safety of outdoor play for at least part of the day. From April to October, the average high temperature exceeds 85 degrees, and from June to September, the high is 90 or above (83 days per year).



The Sarasota market has a large middle and upper-class retiree population. Sarasota County has a median household income of over $55,000. Thirty eight percent of the population is between 50 and 79 years old. In contrast, only 34% of the total US population is over 50 years old. Sarasota was ranked third most popular destination for retirees.

Pickleball is extremely popular in the Sarasota market. There are currently no indoor facilities dedicated to pickleball in greater Sarasota. Some facilities, such as community centers, have eliminated offering pickleball, as the overwhelming popularity was disruptive to their general mission.

Target Market

The Club's target audience are those players who desire a higher level of amenity and superior playing conditions. Outdoor facilities will always be utilized by the most budget-conscious players seeking a game at the lowest possible cost. The low-budget segment of the market is willing to endure significant wait times (for a player's turn due to insufficient supply of even outdoor courts) and weather-related interruptions and cancellations. Likewise, low budget players do turn to nondedicated indoor facilities to avoid weather related issues; however, these facilities significantly limit available court time, as Pickleball interferes with other higher priority uses. The typical gym floor found in these facilities, is not optimal for Pickleball, particularly for those playing competitively.

Management believes that the Company's critical assumptions behind the overall business thesis and drivers of the financial forecasts are validated by third party market research. The Company engaged Kempton Research and Planning (http://kemptonresearch.com/) to conduct individual interviews and surveys. Kempton solicited survey participation from 4,000-5,000 pickleball players in the first market, Sarasota, which it believes will be representative of most of the Company's initial markets in southern Florida. They received over 300 responses to a 32-question survey of which over 200 completed the survey in full. Key data are summarized as follows:



Key Market Research Data

Validates Demand Thesis:

- 94% would consider joining an indoor Pickleball Club
- 71% would play more if an indoor facility were available
- Only 36% are satisfied with play
- 54% report excessive wait times when they try to play currently
- 50% report that inclement weather interferes with play

Supports Economic Model:

- 87% of respondents play pickleball 2-7 per week
- 71% are interested in professional instruction
- Only 28% currently play in league but 76% are interested
- 93% of players are 55+ years of age
- Total household income: 72% over $75,000/annum, 55% over $100,000

Validation

During the last several months, other indoor pickleball facilities have opened around the country, each

reporting strong customer metrics:

- Pickle N Par opened in Melville, NY on September 30th. The facility has been averaging 92% court utilization and an average $371 revenue per court per day. By way of comparison, that unit economic metric is 12 times the first year forecast for the Club and 2.4 times the second-year forecast.
- Flemington Pickleball Club opened in Flemington, NJ on October 1st. They signed 100 members during pre-opening and had 280 members in less than 30 days after opening.
- Club Pickleball USA opened in Orem, Utah in January 2021 and reported over 400 membership sales within their first 21 days.
- Pictona, an outdoor facility in Holly Hills, FL, has grown to over 600 members since opening in late July 2020.

Management feels all clubs' performance, during the pandemic, are a strong validation of The Pickleball Club investment thesis.

The First Two Clubs

LAKEWOOD RANCH

The first Club will be located at 1251 Global Ct., Sarasota, FL. This is in the southern part of the Lakewood Ranch area of Sarasota. Lakewood Ranch is a suburban area of Sarasota consisting of 18,000 homes and nearly 43,000 residents— and growing rapidly. Lakewood Ranch was named the #1 Best-Selling Multi-Generational Community in the Nation. Virtually all of Sarasota is within a 20-30 minute drive of the Lakewood Ranch location. There are significant populations with prime Pickleball playing demographic cohorts in the close vicinity to the Club. The Club is just a 5-minute drive from I-75 allowing easy access for customers who live in communities to the north and south.



The Company has signed a purchase agreement to acquire a 2.43-acre parcel (105,850 sqft) plot for $820,000. The Company has paid a $25,000 deposit and has agreed to a $14,500 fee to extend the closing date. The closing is planned for first quarter 2021.



The company has received zoning confirmation from Sarasota County and has filed the site development plan with the county. It is in the process of responding to initial comments, none of which are seen as material.



The Company further expects to file for the building permit by in the coming weeks and expects approval within 60 days. There are no variances required for either the site plan or the building permit, accordingly, Management believes that there is no material risk from a permitting perspective that could prevent development of this location.

SARASOTA

The second Club will be located at 2170 Robinhood Street adjacent to Trader Joes on the east side of South Tamiami Trail.

The property is planned for 207 luxury condominium units, a fitness center, outdoor tennis courts, an indoor Pickleball facility, swimming pool retail shops and public green space with walking trails. The project is expected to be completed in the fall of 2022 or early 2023.



In December, 2020, the Company signed a lease with the owners of the Bath & Racquet Club of Sarasota, Inc., (BRC). The lease requires BRC to construct the facility to the Company's specifications. The initial lease term is 15 years with three five-year options to extend in favor of the Company. The annual rent is calculated as 6.9% of the development cost, plus an allocated cost of land of $950,000.



The rent increases by 2% after each five-year period. The forecasted development cost is $5.035 million, resulting in a total cost basis of approximately $6 million, for which annual rent would be $414,000, paid in $34,500 monthly installments. Rent begins 90 days following delivery of the facility.



All condo owners will receive one membership in the Sarasota Club. The membership fees will be included in the homeowners' common charges, in essence making each owner a guaranteed member of the club.

Facilities

The Company has invested a significant amount of time and capital in designing the template for the Clubs. The Club's plan calls for a 26' high single-story building containing approximately 34,000 sqft, which will accommodate 12 indoor pickleball courts, a 544 SF pro shop, coffee/juice bar, storage, a 4,000 sqft mezzanine level, 2,000 sqft of communal space for members, locker rooms, storage and administrative space.



The cost for developing each facility is expected to be approximately $5.1 million. The full development budget is detailed below. For full financial forecasts see Appendix A. Please note, final plans for each location is expected to cause changes to the budget; however, the management believes that any differences will not have a material impact on the final budget.



Realty expense is forecasted to be $750,000 to $1.25 million per location. To accommodate the Club footprint and typical parking requirements, each plot is expected to be at least 2.15 acres. Additional land will enable clubs to accommodate a small number of outdoor covered courts.



The fixture and equipment budget for each club (not included in either the realty development budget or expensed as start-up costs) is $239,500.



Revenue Model

Each Club's revenue is forecast to be derived from:

1. Member Initiation Fees

Membership will require a one-time initiation fee that is forecasted to be $150. Additional members from the same immediate family may be added to the membership at a 30% discount. The forecast assumes that 20% of memberships will be family-based.

2. Membership Fees

Membership is expected to be offered at $780/annum, payable in advance, or $65/month. Management may adjust pricing levels as needed. Membership will allow members to use the facility and participate in designated "Open Play" sessions with no additional charge. Open play time will be restricted to non-premium hours and reduced to accommodate the needs of members paying for reserved time and for instructional activities. From an asset utilization perspective, open play allows the Club to offer the members value at virtually no marginal cost, as the open play court time will essentially be surplus court inventory.

3. Court Reservation Fees

Members who wish to access court time either during non-open play hours or who wish a dedicated court during open-play can pay for court time at the rate of $25 per hour. For a typical doubles match, the reservation fee is a very affordable $6.25 per hour per player. Management may employ a dynamic pricing model, based on intra-day demand for court time, to price court time at a premium or discount to the standard rate. The financial forecasts only assume approximately two hours of reserved court time per member each month. Even with such a small amount of court time being on a (paid) reservation basis, the Company forecasts that it will generate approximately one third of revenue from court reservation fees.

4. Instructional Fees (Lessons, Clinics and Academies)

The Company is already receiving strong interest from top teaching professionals, who put a premium on working in a comfortable, climate-controlled environment that allows them to have uninterrupted court access, irrespective of the weather, which can cost professionals a third of their income from cancelled instruction. Management forecasts instructional program fees will account for 20% to 25% of revenue.

5. Leagues & Tournaments

Leagues: The Company will organize leagues based on skill level in which players will either join their own teams or will be placed on a team. Leagues are highly popular in adult sports and in particular among the Company's prime age cohorts. Leagues are a great benefit in helping maintain higher asset utilization levels at strong margins. Leagues are initially forecast to have only 20 participants, each of whom will pay a $75 fee to participate. Leagues typically generate approximately 80% gross margins. While leagues and tournaments are only expected to account for 5% of total revenue, they are important in creating a strong social fabric among members and generating excitement and publicity.

Tournaments: Management believes the facility has the potential to draw major tournaments. Typical tournaments suffer from one of two significant problems. They are either held indoors in gyms or multisport facilities that do not have the correct type of flooring surface for higher level competitive play; or, they are held outdoors, which exposes the event to weather related interruptions and cancellations. The Club facility would solve both of these problems. Club events would be indoors and also played on a competition-level outdoor flooring surface. Even many outdoor venues do not invest in competitive level flooring materials. Management believes that it can position the facility to be a premier host for "level" competitive events, many of which are televised and attract sponsors.

Management is forecasting one tournament every three to four months, with an average of 250 participants per event. Entry fees are forecast to be $50 per participant, generating over $12,000 in revenue per event. Typical gross margins are approximately 70%, not including any sponsorship revenue.

6. Pro Shop & Café Rental Income

Management plans to have both a Pro Shop and a Juice/Coffee Bar. The Pro Shop is expected to be approximately 600 square feet of retail space. The retail operation will be run by Joe Capuano, who operates Sarasota Pickleball. Joe is one of the preeminent retailers of Pickleball equipment in the entire Southeast, if not the nation.



Operational Excellence

The Pickleball Club organization espouses The 12 pillars of Operational Excellence as our core organizational philosophy. This is where problem-solving, teamwork, and leadership results in the continuous improvement within an organization. The Pickleball Club organization focuses on members' needs, keeping the employees positive and empowered, engagement with the communities in which we operate and continually improving the current activities in our clubs:

1. Respect for Every Individual

2. Lead with Humility

3. Seeking Perfection

4. Embrace Scientific Thinking

5. Focus on Process

6. Assure Quality at the Source

7. Flow & Pull Value

8. Think Systemically

9. Creating Consistency of Purpose

10. Create Value for our Members

11. Systems can create value

12. Facility Templates reduce costs and improves operational efficiency

Vision

The Pickleball Club™ organization has the potential to support extraordinary growth. The sport of Pickleball has created unmet demand for indoor facilities. Tennis is a good proxy to indicate the growth potential for Pickleball. There are currently about 17.8 million tennis players in the US and who play on a total of 250,000 courts of which hundreds if not thousands are located in indoor court facilities. This is in contrast to 3.4 million Pickleball players who play primarily on 18,000 outdoor courts with less than fifteen dedicated indoor facilities (of four or more courts).

Based on these ratios, there should be nearly 30,000 more Pickleball courts in the US and one to two hundred indoor facilities.

Our bilateral growth strategy is to; (i) develop our own realty, in which we own the land and improvements and (ii) where we lease the facilities, built to our specifications, from a third party. Our first two locations in Sarasota are an example of each.

Planned Growth - Our Expansion Vision

Our growth strategy will allow us to establish a strong competitive footprint in Western Florida, from Tampa to Naples, as our primary area of geographic focus, after which we will continue our expansion throughout Florida. Our expectation is that several competitors will seek to replicate our strategy of servicing the demand for indoor Pickleball facilities. Additional competition will be good for the market and help drive user adoption of the sport. Our plan is to create a strong footprint in each locality where we choose to operate, dissuading others from building competing facilities in that locality.


The Pickleball Club
Current Developments
Planned Developments
Our Florida Development Plan
Tallahassee
Jacksonville
Panama City
St. Augustine
Gainesville
Daytona Beach
Ocala
Orlando
Kissimmee
Tampa
Clearwater
St. Petersburg
FLORIDA
Vero Beach
Port St. Lucie
West Palm Beach
Fort Myers
Boca Raton
Naples
Fort Lauderdale
Marco Island
Miami
Everglades National Park

The pace of our growth will be a function of capital availability. In 2021, our focus will be completing and opening our Lakewood Ranch Club. If sufficient capital is available, our plan is to locate up to two additional sites in Venice, Bonita Springs, Naples or St. Petersburg and commence development during 2021 - to open in early 2022, staggering each timeline by approximately 90-120 days.

During 2021, we will augment the corporate development team so that we have the ability to initiate an additional seven locations during 2022. This includes our second location in Sarasota (under contract with Bath & Racket Club of Sarasota, Inc.) These locations would start coming on-line during late 2022 and into 2023. This will give us a total of ten locations.

We believe most of our focus will be in Florida, in filling our footprint from Tampa to Naples. Other potential near-term markets include Jacksonville, Orlando, Miami, Fort Lauderdale, Boca Raton and Palm Beach. We will also consider going outside of Florida opportunistically during this time.

During 2022, we will continue to grow the development team so that by 2023 we have the ability to add 30 - 40 locations into the development cycle. Further developing the available Florida markets listed above will be the priority. We will also target growth in other strong Pickleball markets including Dallas-Ft Worth, New Jersey, Scottsdale, AZ, and certain areas of Northern and Southern of California. Our goal is to have these locations operational by the 2025 season.

Exit/Liquidity

Each Club is expected to support at least 1,500 members, which translates into forecasted annual operating profits of $1.5 million. At the scale of 40 locations, the total operating profit of $68 million is expected to support an enterprise valuation of the company of between $680 million and $1 billion. This is 10 to 15 times operating profit, which values each location at $15 to $22.5 million.

For clubs in which the Company is the realty developer and owner, we are forecasting a 6.5% compound return on the realty value over a five-year period. The strategy would be to engage in a sale-leaseback transaction with a REIT or other institutional real estate investor. The assumed exit value of the realty would be $8 million per location. Assuming half the locations were company owned and developed, this would imply an addition $400 million in enterprise value of which $100 million would be capital appreciation above development costs.

The valuation of the company would benefit from the additional lines of business we are able to create, including the tournaments and media properties.

Founders

The Company is led by **Rear Admiral Brian McCarthy USN(Ret)** who is a Sarasota resident with a long and distinguished career. Admiral McCarthy served in the United States Navy Reserve for three decades and became one of the military's most accomplished logistics officers. In his civilian life, Admiral McCarthy developed over $500 million of commercial real estate and operated a variety of businesses, including numerous retail operations. Admiral McCarthy earned a BS in Engineering Science from Oakland University and an MBA from the Harvard Business School. He is very involved in our community as a past Governor of the Bird Key Yacht Club, First Vice President of the Pops Orchestra, Past President & Executive Director of the Military Officers Association & Foundation in Sarasota and recent Chairman of United Way's Mission United initiative serving 88,000 Veterans in Sarasota and Manatee counties.

Matt Gordon supports Admiral McCarthy and the Company as the Chief Financial Officer and General Counsel. Mr. Gordon is an attorney and investment banker with over 20 years of experience. He is a noted policy expert on visa-based foreign investment in the United States and has testified in front of the United States House of Representatives as a policy expert. He is an avid lecturer and writer and serves as the Editor of The EB-5 Book, the leading treatise on the US EB-5 Program. Mr. Gordon is a licensed attorney in New York, having practiced mergers and acquisitions law at Fried Frank and Sullivan & Cromwell. Following his legal career, Mr. Gordon ran the US division of a Swiss multi-national corporation, after which he became an investment banking and finance professional. Mr. Gordon received his B.S. in Policy Analysis from Cornell University and his J.D., cum laude, from the University of Pennsylvania School of Law.

Valarie McCarthy is the Company's Director of Operations. Mrs. McCarthy has over 20 years' experience in the fitness industry, including as the executive director for the Palo Alto YMCA Association in California consisting of three facilities totaling an excess of 55,000. Mrs. McCarthy also founded and operated a successful fitness facility in Sausalito, California for nearly a decade. Mrs. McCarthy holds a BS and MS in Exercise Physiology from Kent State University. Dominic Catalano is the Company's Director of Tournaments and Instruction Programs. Mr. Catalano is an active tournament-level and teaching Pickleball Pro. He is a seven-time US Open medalist and won gold medals at the 2019 Gamm Sundial Grand Slam and the 2018 Delray Beach Classic. Prior to becoming a Pickleball professional, Mr. Catalano was a public and private school physical education teacher. Mr. Catalano received two BA degrees from Bellarmine University where he was a second baseman on the collegiate baseball team. He later coached baseball there for three seasons.

Nova Grande is the Company's Director of Marketing. Nova has worked in the health & wellness industry for the last 20 years. During this time Nova has worked with both professional and amateur athletes, including such as CrossFit athletes, weightlifters, professional football and her favorite crowd - The Atlanta Roller Derby! Over the past 4 years she's been working most specifically with pickleball athletes. Ms. Grande also helps run 3D Pickleball with Dominic Catalano bringing top level pickleball tournaments to the Southwest Florida area, including Moneyball Pickleball. Ms. Grand owns The HIVE Media Lab which coordinates social media, branding and design. The HIVE is responsible not only for the marketing of The Pickleball Club, but also for The APP Tour, the First International Pickleball Tour.

Team

	Brian McCarthy	Co-Founder CEO
	Matt Gordon	Co-Founder - CFO
	Valerie McCarthy	Director of Operations
	Dominic Catalano	Director of Pickleball
	Nova Grande	Director of Marketing

Perks

$5,000	The Pickleball Club Hat. For five grand, you should get a hat!
$10,000	The Pickleball Club in a Bag. You get a logo bag with a whole bunch of really cool TPC branded items.
$100,000	Free membership to any of our clubs! Plus, you get the Club in a Bag too!

FAQ

Is my investment in one club or in all the clubs?	Your investment, when converted, from the SAFE will be in Class C membership interests of our parent company, SRQ Pickleball Partners, LLC. That means your investment will have financial exposure to all the clubs we ever develop.
When will the first club open?	Our Lakewood Ranch location is scheduled to open in late 2021. For this to happen, we will need to receive our building permits, which the county has indicated will take 30-60 days to issue. It will also be dependent on our construction loan coming through. Finally, it will require our general contractor to construct the building, which they have said they can do in less than six months. So if all of that happens, which we are working hard every day to make happen, then we'll open in 2021.

Republic — where anyone can invest in startups

What is the biggest risk to the business?	This is a matter of perception, but management believes is if a new covid mutation makes it impossible to operate an indoor sports facility. In that case we have a backup plan. Our buildings are essentially big empty rectangles. If we could not operate as a sports facility, and it was going to last for a long time, we could rather easily convert to a warehouse. In Lakewood Ranch, our land is already zoned for that use. We have investigated operating as a warehouse and according to our commercial realtors, there is a shortage of warehouses in Florida, so a new, airconditioned facility would be in high demand. In particular, if people could not go shopping, eCommerce demand for warehouses would increase.
What is your break-even membership number?	The breakeven membership level is between 525 and 565 members. The reason for the range is due to the cost of debt financing. The more expensive the debt, the more members it takes to break even. Our financial forecasts assume (a very expensive) 12% interest expense for our construction loans. Over time we hope to do better and we would refinance any construction loans as soon as we were able to reduce this cost.
Why is Pickleball becoming so popular?	Firstly, it's a lot of fun to play. Yes, the name is wacky, and it can look a little odd, but when you get out there it has just the right mix of speed, skill and strength to make it really enjoyable. Most people who start truly get addicted. The second reason is the ease of learning to play. Unlike tennis, which can take dozens if not hundreds of hours of training before someone can have a good time, most people can actually play (and have fun) in their very first outing. Lastly, it's a lot easier on the body. Tennis, the sport from which most pickleballers are coming, is rough on knees, arms, and the back. There is a lot less stress on the body with Pickleball.
Are you worried that Pickleball is a fad?	We don't think it is, because of the ease of learning and how much fun people have playing with it (see 'why is pickleball becoming so popular', but even if it is, Pickleball is just starting. The largest group of players are baby-boomers. Pickleball is enjoyable even into most people's 80's. So if it is a fad, we'll have a good 15+ year run, which is a lot of time to deliver on our business plan.
What does a 36% targeted IRR mean?	Based on our forecasted exit/liquidity event calculations, it's the amount we project you would receive if you got an equal annual payment every year. For example, if you invested $1,000, it would be like getting $360 every year and then $1,000 back at the end. In all likelihood, what we hope will happen is that after the first couple of years, the Company will generate enough free cash flow to start making investor distributions (those are dividends for LLC owners), then when we sell the company (or do an IPO), the investors will get a big payback. If we made no distributions along the way, to achieve the 36% IRR, we would need to return nearly ten times your investment back to you and that is exactly what we hope wil, and will work hard to make, happen.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SRQ Pickleball Partners LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], SRQ Pickleball Partners LLC, a Florida limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $17,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

       (a)   **Equity Financing**.

              (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

              (ii)   If the Company elects to continue the term of this Crowd SAFE past the First

Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's managers (or board of directors if the Company is a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such

Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or units of the most recently issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean the Class C membership interests of the Company, which shall be identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing, except that:

(i) CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

(ii) Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of

1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $500,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per unit of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of capital stock by the a successor entity of the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of capital stock by the a successor entity of the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding equity securities of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to <u>Section 1</u>.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Florida, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Sarasota, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(l)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $1,000,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of units of the CF Shadow Series of Equity Interests in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's units and will not be integrated with any previous offerings of the Company's units.

(m)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $1,000 000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Securities (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Securities (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include units of Common Securities reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's manager(s) (or board of directors if the Company becomes a corporation), (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(n)   The Investor shall indemnify, defend and hold harmless the Company, and its officers, managers, employees and agents (each, a "**Company Indemnified Person**"), from and against any and all actions, suits, costs, expenses, losses, damages, claims and liabilities (including the reasonable compensation, expenses and disbursements of the Company's agents, counsel, accountants and experts, including reasonable legal fees and expenses in connection with the enforcement of their indemnification rights hereunder) of any kind and nature whatsoever incurred by it in connection with the sale of the Securities or conversion into CF Shadow Series membership interests, including the costs and expenses of defending itself against any loss, damage, claim action, suit, or liability incurred by it in connection with the exercise or performance of any of its powers or duties under this Crowd SAFE or the Company operating agreement (after conversion), any breach of any representation, warranty, covenant or agreement of the Investor contained in this Crowd SAFE or in any other document provided by the Investor to the Company and any action for securities law violations instituted by the Investor that is resolved by judgment or otherwise against the Investor, but excluding any cost, expense, loss, damage, claim or liability (i) incurred by the Company through the Company's willful misconduct, bad faith or gross negligence (except for errors in judgment).

(*Signature page follows*)

- 13 -

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SRQ PICKLEBALL PARTNERS LLC

By:
Name: Brian McCarthy
Title: Chief Executive Officer
Address: 8499 S Tamiami Trail #256, Sarasota, FL 34238-2960
Email: brian.mccarthy@thepickleballclub.us

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Unit Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between SRQ Pickleball Partners LLC, a Florida limited liability company (the "***Company***") and [Investor Name] ("***Member***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the units of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Units***"), Member hereby grants to Intermediary an irrevocable proxy to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   a) The Member has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                 LLC d/b/a Republic
Date   Date